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Prospectus Supplement No. 1                     Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated January 18, 2000)                Registration No. 333-93505
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                          EXODUS COMMUNICATIONS, INC.
                     Up to 6,713,086 Shares of Common Stock

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  This prospectus supplement relates to the resale by the former stockholders of
Service Metrics, Inc. and Global Online Japan Co., Ltd., and their respective transferees, pledgees and donees, of shares of common stock issued by Exodus in connection with its acquisition of Service Metrics, Inc. and Global Online Japan Co., Ltd.

  This prospectus supplement should be read in conjunction with the prospectus dated January 18, 2000, which is to be delivered in conjunction with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given to them in the prospectus.

  The information appearing under the heading "Recent Events" in the prospectus is superseded in part by the following information:

  Acquisition of KeyLabs, Inc. In February 2000, we completed our acquisition of KeyLabs, Inc., which is a provider of e-business testing services. As a result, we issued approximately 495,000 shares of our common stock and common stock subject to options in exchange for all of the outstanding shares of stock of KeyLabs and shares of KeyLabs common stock subject to outstanding options, representing an aggregate consideration of approximately $59.6 million as of the closing. This transaction will be accounted for as a purchase.

  Hiring of New Chief Financial Officer. Effective January 31, 2000, R. Marshall Case was appointed Executive Vice President, Finance and Chief Financial Officer of Exodus. Mr. Case's predecessor, Richard S. Stoltz, will continue with Exodus as its Senior Advisor, Strategy and Finance.

  Opening of Internet Data Center. In February 2000, we opened an additional Internet Data Center in the Atlanta metropolitan area.

  Summary of 1999 Fourth Quarter and Annual Results. For the three months ended December 31, 1999, our revenues were $101.4 million compared to revenues of $21.1 million for the same period of the prior year. Our net loss for the three months ended December 31, 1999 was $52.9 million, or $0.30 per share, compared to a net loss of $21.9 million, or $0.14 per share, for the same period of the prior year. EBITDA loss (loss before net interest expense, income taxes, depreciation, amortization and other non-cash charges) for the three months ended December 31, 1999 was $16.7 million compared to $12.1 million for the same period of the prior year. Revenues for the twelve months ended December 31, 1999 were $242.1 million compared to $52.7 million for the same period of the prior year. Our net loss attributable to common stockholders for the twelve months ended December 31, 1999 was $130.3 million, or $0.78 per share, compared to a net loss attributable to common stockholders of $69.3 million, or $0.55 per share, for the same period of the prior year. EBITDA loss for the twelve months ended December 31, 1999 was $44.7 million compared to $41.9 million for the same period of the prior year.

  The information in the table appearing under the heading "Selling Stockholders" in the prospectus is superseded in part by the information appearing in the table below.

                                              Shares owned                     Shares owned
                   Name                      before offering  Shares offered  after offering
                   ----                      ---------------  --------------  --------------
Thomas K. Higley (6)                                 413,160         413,160              --

Thomas K. Higley and Dorothy A. Higley                40,000          40,000              --
  Charitable Remainder Trust (23)

 (6) Thomas Higley is the vice president, Service Metrics of Exodus and president of Service Metrics, Inc. ("SMI"). Prior to the acquisition of SMI by Exodus, Mr. Higley was a director, president, treasurer and secretary of SMI. Of the 503,160 shares owned by Mr. Higley prior to the offering, Mr. Higley has sold 50,000 shares as of February 24, 2000 and has transferred an additional 40,000 shares to the Thomas K. Higley and Dorothy
     A. Higley Charitable Remainder Trust.
(23) Thomas Higley and Dorothy Higley are the beneficiaries of the income generated by this trust.
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  Investing in our common stock involves a high degree of risk.  Please carefully consider the "Risk Factors" beginning on page 5 of this prospectus.

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  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is February 24, 2000